Exhibit 12.2
United Air Lines, Inc. and Subsidiary Companies
Computation of Ratio of Earnings to Fixed Charges
and Ratio of Earnings to Fixed Charges and Preferred Stock Dividend Requirements

	Successor			Predecessor
(In millions, except ratios)			Period from	Period from
			February 1 to	January 1 to
			December 31,	January 31,
	2008	2007	2006	2006		2005		2004
Earnings (losses):
Earnings (loss) before income taxes & adjustments for minority interest and equity earnings/(losses) in affiliates	$(5,380)	$653	$44	$22,620		$(21,038)		$(1,682)

Add (deduct):
Fixed charges, from below	869	938	1,071	64		786		620
Distributed earnings of affiliates	2	3	4	—		3		2
Amortization of capitalized interest	1	1	—	1		14		16
Minority interest	(2)	(2)	(4)	—		—		—
Interest capitalized	(20)	(19)	(15)	—		3		(1)

Earnings (loss) as adjusted	$(4,530)	$1,574	$1,100	$22,685		$(20,232)		$(1,045)

Fixed charges:
Interest expensed and capitalized and amortization of debt discounts and issuance costs (a)	$571	$703	$747	$42		$495		$462
Portion of rental expense representative of the interest factor	298	235	324	22		291		158

Fixed charges, as above	869	938	1,071	64		786		620

Preferred stock dividend requirements (pre-tax) (b)	3	18	29	—		—		—

Fixed charges including preferred stock dividends	$872	$956	$1,100	$64		$786		$620

Ratio of earnings to fixed charges	(c )	1.68	1.03	354.45		(c	)	(c )

Ratio of earnings to fixed charges and preferred dividend requirements	(c )	1.65	1.00	(b	)	(b	)	(b )

(a)	Amortization of debt discounts includes amortization of fresh-start valuation discounts.

(b)	Successor Company dividends in 2007 were adjusted using an effective tax rate of 45.5%. In 2006, preferred dividends were grossed-up based on the Company’s effective tax rate only to the extent of the Company’s income tax provision for the period. Preferred dividend requirements were nonexistent for the Predecessor Company as push down accounting was not applied prior to the adoption of fresh-start reporting.

(c)	Earnings were inadequate to cover both fixed charges and fixed charges and preferred dividend requirements by $5.4 billion in 2008. Earnings were inadequate to cover fixed charges by $21.0 billion in 2005 and $1.7 billion in 2004.